UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Seritage Growth Properties

(Name of Issuer)

Class A common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

81752R100

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 1,720,437 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,720,437 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Based upon 38,903,146 Class A Shares outstanding as of March 9, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, that was filed by the Issuer with the SEC on March 15, 2021.

CUSIP No. 81752R100

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 1,720,437 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,720,437 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Based upon 38,903,146 Class A Shares outstanding as of March 9, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, that was filed by the Issuer with the SEC on March 15, 2021.

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Investments, Inc..
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 1,720,437 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,720,437 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Based upon 38,903,146 Class A Shares outstanding as of March 9, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, that was filed by the Issuer with the SEC on March 15, 2021.

CUSIP No. 81752R100

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,720,437 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 1,720,437 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,720,437 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Based upon 38,903,146 Class A Shares outstanding as of March 9, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, that was filed by the Issuer with the SEC on March 15, 2021.

This Amendment No. 12 to Schedule 13D (this “Amendment”) relates to Class A common shares of beneficial interest, par value $0.01 per share (“Class A Shares”), of Seritage Growth Properties, a Maryland real estate investment trust (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen (collectively, the “Reporting Persons”), by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on March 22, 2021, the Reporting Persons may be deemed to beneficially own the common shares of beneficial interest of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	1,720,437	(1)(2)	4.4	%(3)	0	(1)	0	0	(1)	1,720,437	(2)
RBS Partners, L.P.	1,720,437	(1)(2)	4.4	%(3)	0	(1)	0	0	(1)	1,720,437	(2)
ESL Investments, Inc.	1,720,437	(1)(2)	4.4	%(3)	0	(1)	0	0	(1)	1,720,437	(2)
Edward S. Lampert	1,720,437	(1)(2)	4.4	%(3)	1,720,437	(1)(2)	0	0	(1)	1,720,437	(2)

(1)

This number does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units of the Operating Partnership. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(2)

This number includes 1,720,437 Class A Shares held by Mr. Lampert, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(3)

This is based upon 38,903,146 Class A Shares outstanding as of March 9, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, that was filed by the Issuer with the SEC on March 15, 2021.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2021	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF SERITAGE GROWTH PROPERTIES

Entity	Date of Transaction	Description of Transaction	Class A Shares Disposed	Price Per Class A Share
ESL Partners, L.P.	03/12/2021	Open Market Sales	293,101	$23.3533	(1)
Edward S. Lampert	03/12/2021	Open Market Sales	49,999	$23.3533	(1)
Edward S. Lampert	03/15/2021	Open Market Sales	23,476	$22.9143	(2)
Edward S. Lampert	03/17/2021	Open Market Sales	24,256	$22.3480	(3)
Edward S. Lampert	03/18/2021	Open Market Sales	50,723	$22.1187	(4)
Edward S. Lampert	03/19/2021	Open Market Sales	67,493	$21.1663	(5)

(1)

This price represents the approximate weighted average price per share of Class A Shares, of sales that were executed at prices ranging from $23.25 to $23.68 per Class A Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Class A Share and the number of Class A Shares sold at each price.

(2)

This price represents the approximate weighted average price per share of Class A Shares of sales that were executed at prices ranging from $22.70 to $23.42 per Class A Share. The reporting persons undertake to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Class A Share and the number of Class A Shares sold at each price.

(3)

This price represents the approximate weighted average price per share of Class A Shares of sales that were executed at prices ranging from $22.30 to $22.52 per Class A Share. The reporting persons undertake to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Class A Share and the number of Class A Shares sold at each price.

(4)

This price represents the approximate weighted average price per share of Class A Shares of sales that were executed at prices ranging from $22.025 to $22.23 per Class A Share. The reporting persons undertake to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Class A Share and the number of Class A Shares sold at each price.

(5)

This price represents the approximate weighted average price per share of Class A Shares of sales that were executed at prices ranging from $21.10 to $21.275 per Class A Share. The reporting persons undertake to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Class A Share and the number of Class A Shares sold at each price.